UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On Monday, April 24, 2017 (U.S. Eastern Time), CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), an indirect subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it has decided to reschedule the conference call and webcast presentation to discuss CHP’s first quarter 2017 results, due to the Philippine government’s recent declaration that Friday, April 28, 2017 would be a non-working day for all government and private offices in Metro Manila and that the Philippine Stock Exchange would be closed on that day.

The conference call and webcast presentation, which were originally scheduled for Thursday, April 27, 2017 at 10:00 p.m. U.S. Eastern Time, will now take place on Tuesday, May 2, 2017 at 10:00 p.m. U.S. Eastern Time. CHP’s live presentation can be accessed, and dial-in information is available, at www.cemexholdingsphilippines.com. CHP is still scheduled to report its first quarter 2017 results on Thursday, April 27, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 25, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller